April 10, 2007
Christina Chalk, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, DC 20549-0303

Re:	Comm Bancorp, Inc. Schedule TO-I, filed March 19, 2007 SEC File No. 5-40259 (the “Filing”)
Dear Ms. Chalk:
          In response to your comments in connection with your letter to our counsel, John B. Lampi, dated April 5, 2007, under the above Filing, we acknowledge, on behalf of Comm Bancorp, Inc., that:
•	Comm Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	Comm Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Scott A. Seasock
Scott A. Seasock
Executive Vice President and Chief Financial Officer